Wessex House, 4th Floor 45 Reid Street Hamilton HM 12 Bermuda 441-278-9250 441-278-9255 fax

August 6, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C.  20549

Re:	Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Period Ended March 31, 2009
File No. 001-16209

Dear Mr. Rosenberg:

As indicated in our letter on July 29, 2009, we are responding to your letter dated July 1, 2009 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“the “Commission”) relating to the annual report on Form 10-K of Arch Capital Group Ltd. (the “Company”) for the fiscal year ended December 31, 2008 and the quarterly report on Form 10-Q for the period ended March 31, 2009. We have indicated in our individual responses to the comments what our disclosures will look like and have indicated the annual or quarterly filing, as applicable, in which we intend to include such disclosures. For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C.R. Hele

John C.R. Hele
Executive Vice President, Chief
Financial Officer and Treasurer

Form 10-K for the Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis

Critical Accounting Policies, Estimates and Recent Accounting Pronouncements

Reserves for Losses and Loss Adjustment Expenses

Insurance Operations, page 74

1.              Please provide a detailed discussion addressing the specific reasons for the change in estimate of claims occurring in prior years, as the current explanation of such changes solely attributes them to lines of business, and does not provide insight into the underlying causes for the changes. This comment applies to both the Insurance and Reinsurance Operations. Please also address fiscal 2007.

The Company disclosed, in general, the methods used in reserving for losses and loss adjustment expenses in its disclosures on pages 74 to 83. In addition to those disclosures, the Company’s disclosure on the specific reasons for the changes in estimate of claims occurring in prior years for the insurance operations in 2008 and 2007 was discussed in the Results of Operations section beginning on page 92, and in Note 5 to the financial statements) and in Part 1—Business on pages 15 and 16.  The Company intends to revise its disclosures in its 2009 Form 10K as follows (revised disclosures are underlined):

During 2008, the Company recorded a redundancy on net reserves recorded in prior years of approximately $310.2 million, which consisted of $231.2 million from the reinsurance segment and $79.0 million from the insurance segment. Of the net favorable development in the reinsurance segment, $126.1 million came from property and other short-tail lines, primarily property and property catastrophe and other specialty reserves, from the 2006 and 2007 underwriting years, and $105.1 million came from casualty, marine and aviation  and other long-tail business. The net favorable development in long-tail lines was primarily in casualty reserves from the 2003 to 2005 underwriting years. The development resulted from better than anticipated loss emergence.  The net favorable development was partially offset by an increase in acquisition expenses of $11.1 million primarily resulting from profit commissions related to such favorable development. In addition, in its reserving process in 2002 and 2003, the reinsurance segment recognized that there is a possibility that the assumptions made could prove to be inaccurate due to several factors primarily related to the start up nature of its operations. Due to the availability of additional data, and based on reserve analyses, it was determined that it was no longer necessary to continue to include such factors in 2004 or subsequent periods. Based on the level of claims activity reported to date, the reinsurance segment reduced the amount of reserves it had recorded in 2002 and 2003 by $2.7 million in 2008. Except as discussed above, the estimated favorable development in the reinsurance segment’s prior year reserves did not reflect any significant changes in the key assumptions it made to estimate these reserves at December 31, 2007.

As a result of giving partial weighting to its own experience, the insurance segment reduced loss selections for some lines, in particular those written on a claims-made basis and for which it now believes it has a reasonable level of credible data. The insurance segment’s net favorable development of $79.0 million was primarily due to reductions in reserves in medium-tailed and long-tailed lines of business resulting from such changes. Such amounts included reductions in executive assurance reserves from the 2003 to 2005 accident years and professional liability reserves from the 2004 to 2006 accident years. The net favorable development was partially offset by an increase in acquisition expenses of $15.9 million, primarily due to sliding scale arrangements on certain policies.

The Company will include disclosures in its 2009 Form 10-K for 2009 and 2007 in addition to the disclosure for 2008 noted above.

Premium Revenues and Related Expenses, page 85

2.              Please revise to disclose the circumstances under which management would adjust a report from brokers and ceding companies for management’s best judgments and expectations and why you believe management’s estimates would be more appropriate than reports received from third parties.

The Company does not adjust reports from brokers and ceding companies. The Company intends to revise its disclosure on reinsurance premium estimates in its 2009 Form 10-K as follows (revised disclosures are underlined):

Reinsurance premiums written include amounts reported by brokers and ceding companies, supplemented by the Company’s own estimates of premiums where reports have not been received. [Deleted text:  or in cases where the amounts reported by brokers and ceding companies are adjusted to reflect management’s best judgments and expectations] The determination of premium estimates requires a review of our experience with the ceding companies, familiarity with each market, the timing of the reported information, an analysis and understanding of the characteristics of each line of business, and management’s judgment of the impact of various factors, including premium or loss trends, on the volume of business written and ceded to us. On an ongoing basis, our underwriters review the amounts reported by these third parties for reasonableness based on their experience and knowledge of the subject class of business, taking into account our historical experience with the brokers or ceding companies. In addition, reinsurance contracts under which we assume business generally contain specific provisions which allow us to perform audits of the ceding company to ensure compliance with the terms and conditions of the contract, including accurate and timely reporting of information. Based on a review of all available information, management establishes premium estimates where reports have not been received  Premium estimates are updated when new information is received and differences between such estimates and actual amounts are recorded in the period in which estimates are changed or the actual amounts are determined.

Premiums written are recorded based on the type of contracts the Company writes. Premiums on the Company’s excess of loss and pro rata reinsurance contracts are estimated when the business is underwritten. For excess of loss contracts, the minimum premium, as defined in the contract, is generally recorded as an estimate of premiums written as of the inception date of the treaty. Estimates of premiums written under pro rata contracts are recorded in the period in which the underlying risks are expected to incept and are based on information provided by the brokers and the ceding companies. For multi-year reinsurance treaties which are payable in annual installments, generally, only the initial annual installment is included as premiums written at policy inception due to the ability of the reinsured to commute or cancel coverage during the term of the policy. The remaining annual installments are included as premiums written at each successive anniversary date within the multi-year term.

Financial Condition, Liquidity and Capital Resources

Financial Condition

Investable Assets, page 102

3.              Your disclosures beginning on page 105 provide the average rating with and without the credit enhancement, a schedule of investments by average credit quality, and other references to average credit quality. However, it is not clear from your disclosure how these averages were obtained. Please revise your disclosure throughout to elaborate on how you determined the average rating of the securities.

The Company has revised its disclosure in its Form 10-Q for the period ended June 30, 2009 as follows (revised disclosures are underlined):

As of June 30, 2009, we held insurance enhanced municipal bonds, net of prerefunded bonds that are escrowed in U.S. government obligations, in the amount of $324.8 million, which represented 3.0% of our total invested assets. These securities had an average rating of “Aa2” by Moody’s and “AA” by Standard & Poor’s. Giving no effect to the insurance enhancement, the overall credit quality of our insured municipal bond portfolio was an average underlying rating of “Aa3” by Moody’s and “AA” by Standard & Poor’s. The ratings were obtained from the individual rating agencies and were assigned a numerical amount with 1 being the highest rating. The average ratings were calculated using the weighted average market values of the individual bonds. The average rating with and without the insurance enhancement are substantially the same at June 30, 2009, indicating the low level of credit given for the insurance enhancement in the market. In addition, in cases where the claims paying ratings of the guarantors are lower than the underlying rating of the municipal bond, no adjustment is made to the underlying rating of the municipal bond. Guarantors of our insurance enhanced municipal bonds, net of prerefunded bonds that are escrowed in U.S. government obligations, included National Public Finance Guarantee (f.k.a. MBIA Insurance Corporation) ($150.1 million), Financial Security Assurance Inc. (acquired by Assured Guaranty Ltd. on July 1) ($83.3 million), Ambac Financial Group, Inc. ($43.8 million), Financial Guaranty Insurance Company ($25.3 million) and the Texas Permanent School Fund ($22.2 million). We do not have a significant exposure to insurance enhanced asset-backed or mortgage-backed securities. We do not have any significant investments in companies which guarantee securities at June 30, 2009.

4.              You disclose that fair values of your Level 2 securities are valued using price models and matrix pricing. Please revise your disclosure to include the following additional information:

a.               A discussion of any material changes you made to the valuation techniques or models used during the reporting period, why you made them, and, to the extent possible, the quantitative effect of those changes;

The Company did not adjust any prices or quotes provided by the pricing services at June 30, 2009 or December 31, 2008 and as such did not make any material changes to valuation techniques at such dates (see Comment 7). To the extent that the Company makes any material changes to the valuation techniques or models used during a reporting period, it will disclose such items in its future SEC filings.

b.               A discussion of the extent to which, and how, you used or considered relevant market indices, for example ABX or CMBX, in applying the techniques or models you used to value your material assets. Describe any material adjustments you made during the reporting period to the fair value of your assets based on market indices and your reasons for making those adjustments;

The Company did not adjust the prices or quotes provided by the pricing services at June 30, 2009 or December 31, 2008 (see Comment 7). To the extent that the Company determines to use techniques or models in valuing its material assets during a reporting period (including market indices and other inputs), it will disclose such items in its SEC filings.

c.               A discussion of how you validate the techniques or models you use. Discuss whether and how often you calibrate the technique or models to market, back-test, or otherwise validate it.

The Company has revised its disclosure in its Form 10-Q for the period ended June 30, 2009 as follows (revised disclosures are underlined):

To validate the techniques or models used by pricing sources, the Company’s quarterly review process includes, but is not limited to: (i) quantitative analysis (e.g., comparing the quarterly return for each managed portfolio to its target benchmark, with significant differences identified and investigated); (ii) a review of the average number of prices obtained in the pricing process and the range of resulting market values; (iii) initial and ongoing evaluation of methodologies used by outside parties to calculate fair value including a review of deep dive reports on selected securities which indicated the use of observable inputs in the pricing process; (iv) comparing the fair value estimates to its knowledge of the current market; (v) a comparison of the pricing services’ fair values to other pricing services’ fair values for the same investments; and (vi) back-testing, which includes randomly selecting purchased or sold securities and comparing the executed prices to the fair value estimates from the pricing service.

The Company did not adjust the prices or quotes provided by the pricing services at June 30, 2009 or December 31, 2008 (see Comment 7). To the extent that the Company incorporates its own models during a reporting period, it will disclose the process it undertakes to validate the techniques or models used for such models in its SEC filings.

5.              With respect to the mutual funds and corporate bonds transferred into Level 3 during the period, please revise your disclosure to include a discussion of:

a.               The significant inputs that you no longer consider to be observable. The current disclosure only states that there was a low level of transparency surrounding inputs to the valuation process; and

The Company has revised its disclosures in its Form 10-Q for the period ended June 30, 2009 as follows (revised disclosures are underlined):

The Company determined that three Euro-denominated corporate bonds which invest in underlying portfolios of fixed income securities for which there is a low level of transparency around inputs to the valuation process should be classified within Level 3 of the valuation hierarchy. In addition, the Company determined that two mutual funds, included in other investments, which invest in underlying portfolios of fixed income securities for which there is a low level of transparency around inputs to the valuation process should be classified within Level 3 of the valuation hierarchy. These items were reclassified as Level 3 during the 2008 fourth quarter due to the significant dislocation in the credit markets during October and November 2008. The Company believes that the market for such investments, which are primarily investments in an underlying portfolio of structured bank loans, deteriorated in response to market conditions. As such, the inputs to the valuation process for these investments were determined to be less observable than in prior periods. The Company reviews the classification of its investments each quarter. In addition, Level 3 securities include a small number of premium-tax bonds.

b.               Any material gain or loss you recognized on those assets during the period, and, to the extent you exclude the amount from the realized/unrealized gains (losses) line item in the Level 3 reconciliation, the amount you excluded.

For information purposes, had the assets transferred into Level 3 in the 2008 fourth quarter been transferred in as of January 1, 2008, the Company would have included approximately $32.1 million in realized/unrealized losses in the table.

6.              Please provide a discussion of how increases and decreases in the aggregate fair value of your assets may affect your liquidity and capital resources.

Please refer to our 2008 Form 10K Management’s Discussion and Analysis— MARKET SENSITIVE INSTRUMENTS AND RISK MANAGEMENT on pages 121 to 123 for sensitivity analysis regarding potential increases or decreases in the aggregate fair value of our investment portfolio.

The Company has revised its disclosures in its Form 10-Q in the Management’s Discussion and Analysis—Liquidity and Capital Resources section for the period ended June 30, 2009 as follows (revised disclosures are underlined):

The primary goals of our asset liability management process are to satisfy the insurance liabilities, manage the interest rate risk embedded in those insurance liabilities and maintain sufficient liquidity to cover fluctuations in projected liability cash flows, including debt service obligations. Generally, the expected principal and interest payments produced by our fixed income portfolio adequately fund the estimated runoff of our insurance reserves and debt service obligations. Although this is not an exact cash flow match in each period, the substantial degree by which the market value of the fixed income portfolio exceeds the expected present value of the net insurance liabilities, as well as the positive cash flow from newly sold policies and the large amount of high quality liquid bonds, provide assurance of our ability to fund the payment of claims and to service our outstanding debt without having to sell securities at distressed prices in an illiquid market or access credit facilities.

7.              Please disclose the criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid).

The Company has revised its disclosures in its Form 10-Q for the period ended June 30, 2009 as follows (revised disclosures are underlined):

The Company determines the existence of an active market based on its judgment as to whether transactions for the financial instrument occur in such market with sufficient frequency and volume to provide reliable pricing information. The independent pricing sources obtain market quotations and actual transaction prices for securities that have quoted prices in active markets. The Company uses quoted values and other data provided by nationally recognized independent pricing sources as inputs into its process for determining fair values of its fixed maturity investments. To validate the techniques or models used by pricing sources, the Company’s review process includes, but is not limited to: (i) quantitative analysis (e.g., comparing the quarterly return for each managed portfolio to its target benchmark, with significant differences identified and investigated); (ii) a review of the average number of prices obtained in the pricing process and the range of resulting market values; (iii) initial and ongoing evaluation of methodologies used by outside parties to calculate fair value including a review of deep dive reports on selected securities which indicated the use of observable inputs in the pricing process; (iv) comparing the fair value estimates to its knowledge of the current market; (v) a comparison of the pricing services’ fair values to other pricing services’ fair values for the same investments; and (vi) back-testing, which includes randomly selecting purchased or sold securities and comparing the executed prices to the fair value estimates from the pricing service. At June 30, 2009, the Company obtained an average of 2.55 quotes per investment, compared to 2.6 quotes at December 31, 2008. Where multiple quotes or prices were obtained, a price source hierarchy was maintained in order to determine which price source provided the fair value (i.e., a price obtained from a pricing service with more seniority in the hierarchy will be used from a less senior one in all cases). The hierarchy prioritizes pricing services based on availability and reliability and assigns the highest priority to index providers. Based on the above review, the Company will challenge any prices for a security or portfolio which are considered not to be representative of fair value. The Company did not adjust the prices or quotes provided by the pricing services at June 30, 2009 or December 31, 2008.

8.              Please disclose which financial instruments are affected by the lack of market liquidity (i.e. inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments. To the extent you used a discounted cash flow approach to determine the fair value of a financial instrument, such as auction rate securities, loans held for sale, or mortgage-backed securities backed by subprime or Alt-A collateral, discuss the specific change in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumptions from prior periods.

The Company has revised its disclosures in its Form 10-Q for the period ended June 30, 2009 as described under Comment 7.

9.              You disclose that you use nationally recognized independent pricing services in assisting you in determining fair values. Please revise your disclosure to explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. Disclosure should address the following:

a.               The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements; and

b.               Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services.

The Company has revised its disclosures in its Form 10-Q for the period ended June 30, 2009 as described under Comment 7.

10.       In order to more clearly present your analysis of the $411.5 million in Gross Unrealized Losses for 2008 on your fixed maturities in a continuous unrealized loss position as disclosed in Note 7 to the financial statements, please revise your disclosure to:

a.               Provide a table that disaggregates the Gross Unrealized Losses on fixed maturities, for 2008 and 2007, by the seven classifications in Note 7 separately for Investment grade fixed maturities and Below investment grade fixed maturities.

Since below-investment grade securities are a relatively small portion of our total portfolio, we have elected to disclose this information in total rather than by the seven classifications in Note 7, as shown under part c below. In addition, the Company has revised its disclosures in its Management’s Discussion and Analysis in its Form 10-Q for the period ended June 30, 2009 as follows:

At June 30, 2009 and December 31, 2008, below-investment grade securities comprised approximately 3.4% and 2.7%, respectively, of our fixed maturities and fixed maturities pledged under securities lending agreements.  In accordance with our investment strategy, we invest in high yield fixed income securities which are included in “Corporate bonds.” Upon issuance, these securities are typically rated below investment grade (i.e., rating assigned by the major rating agencies of “BB” or less). At June 30, 2009 and December 31, 2008, corporate bonds represented 81% and 93%, respectively, of the total below investment grade securities, with the remainder primarily in mortgage backed securities.

b.               Provide a table that presents the Gross Unrealized Losses, for each of the above classifications, for 2008 and 2007, by credit rating separately with and without third party guarantees.

The Company believes that its existing disclosures, as adjusted in Comment 3 above, are adequate to provide the investor with information on the Company’s third party guarantees. Substantially all of the guarantees are related to the Company’s municipal bonds and, as indicated, the credit ratings for such securities do not place significant value on the guarantee. As such, the Company believes that a tabular disclosure is not meaningful as the amounts would be substantially the same with or without the third party guarantees.

c.               Provide a table that presents the severity of gross unrealized losses broken out between investment grade and below investment grade for 2008 and 2007. For example, the table could include column headings for cost, gross unrealized loss, fair value, and percentage of unrealized loss to cost using categories to group investments based on severity of the gross unrealized loss to cost deemed appropriate and informative for the circumstances.

The Company has included the following disclosure in its Management’s Discussion and Analysis in its Form 10-Q for the period ended June 30, 2009:

The following table provides information on the severity of the unrealized loss position as a percentage of amortized cost for all fixed maturities and fixed maturities pledged under securities lending agreements which were in an unrealized loss position at June 30, 2009 and December 31, 2008:

	June 30, 2009			December 31, 2008
Severity of Unrealized Loss	Estimated Market Value	Gross Unrealized Losses	% of Total Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses	% of Total Gross Unrealized Losses

0-10%	$2,461,985	$(49,874)	22.8	$2,672,702	$(104,517)	25.4
10-20%	260,648	(45,675)	20.9	526,450	(87,438)	21.3
20-30%	137,391	(43,632)	20.0	247,798	(82,966)	20.2
30-40%	75,206	(37,446)	17.1	122,190	(65,626)	15.9
40-50%	19,385	(16,664)	7.6	55,459	(45,032)	10.9
50-60%	13,276	(15,449)	7.1	16,798	(19,741)	4.8
60-70%	3,048	(5,273)	2.4	1,680	(2,886)	0.7
70-80%	949	(2,719)	1.3	1,181	(3,279)	0.8
80-90%	237	(1,139)	0.5	—	—	—
90-93%	51	(672)	0.3	—	—	—
Total	$2,972,176	$(218,543)	100.0	$3,644,258	$(411,485)	100.0

The following table provides information on the severity of the unrealized loss position as a percentage of amortized cost for non-investment grade fixed maturities and fixed maturities pledged under securities lending agreements which were in an unrealized loss position at June 30, 2009 and December 31, 2008:

	June 30, 2009			December 31, 2008
Severity of Unrealized Loss	Estimated Market Value	Gross Unrealized Losses	% of Total Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses	% of Total Gross Unrealized Losses

0-10%	$60,878	$(3,040)	1.4	$33,362	$(1,970)	0.5
10-20%	32,887	(6,442)	2.9	107,828	(14,293)	3.5
20-30%	22,340	(7,605)	3.5	17,781	(6,091)	1.5
30-40%	23,182	(12,204)	5.6	10,709	(5,578)	1.3
40-50%	2,196	(1,948)	0.9	15,311	(11,899)	2.9
50-60%	1,437	(1,538)	0.7	2,605	(3,179)	0.7
60-70%	—	—	—	71	(107)	0.0
70-80%	58	(148)	0.1	100	(254)	0.1
80-90%	97	(424)	0.2	—	—	—
90-93%	51	(672)	0.3	—	—	—
Total	$143,126	$(34,021)	15.6	$187,767	$(43,371)	10.5

We determine estimated recovery values for our fixed maturities and fixed maturities pledged under securities lending agreements following a review of the business prospects, credit ratings, estimated loss given default factors and information received from asset managers and rating agencies for each security. For structured securities, we utilize underlying data, where available, for each security provided by asset managers and additional information from credit agencies in order to determine an expected recovery value for each security. The analysis provided by the asset managers includes expected cash flow projections under base case and stress case scenarios which modify expected default expectations and loss severities and slow down prepayment assumptions. In the tables above, securities at June 30, 2009 which were in an unrealized loss position of greater than 40% of amortized cost were primarily in asset backed and mortgage backed securities where the estimated market value for the securities was lower than our expected recovery value.

11.       For securities in an unrealized loss position that are below investment grade, please provide a quantitative and qualitative assessment of how you concluded the unrealized losses should not be classified as other than temporary impairments. In addition, please revise your disclosure to include the factors that support your belief that it is probable you will be able to collect all amounts due with regard to these securities.

The Company performs quarterly reviews of its investments (including below investment grade and investment grade securities) in order to determine whether declines in market value below the amortized cost basis should be considered other-than-temporary impairments (“OTTI”) in accordance with applicable guidance. The Company’s process for identifying declines in the market value of investments that were considered other-than-temporary involved consideration of several factors. These factors included (i) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (ii) the time period in which there was a significant decline in value, and (iii) the significance of the decline. Current investment ratings are also a factor in the Company’s quarterly reviews. However, the Company also obtains information from investment managers, research from external sources such as rating agencies and credit organizations in order to determine expected recovery values which ultimately determine whether an OTTI is recorded. The Company believes that its current disclosures are adequate to describe the specific reasons and rationale for its OTTI process, supplemented by the new disclosures in Comment 10(c).

Form 10-Q for the Period Ended March 31, 2009

Consolidated Statements of Income, page 4

12.       Please provide the disclosures required by parts d and f of paragraph 43 of FSB 115-2, or clarify your disclosure as to why they are not applicable.

For the three months ended March 31, 2009, there were no securities which met the criteria under parts d or f and, as such, the Company did not include the sections in the rollforward table. Part d of paragraph 43 requires reductions for securities sold while part f requires reductions for increases in cash flows expected to be collected that are recognized over the remaining life of the security (see paragraph 32).  Paragraph 32 states “For all other debt securities, if upon subsequent evaluation, there is a significant increase in the cash flows expected to be collected or if actual cash flows are significantly greater than cash flows previously expected, such changes shall be accounted for as a prospective adjustment to the accretable yield in accordance with SOP 03-3 even if the debt security would not otherwise be within the scope of that standard.”

The Company has included the following rollforward tables in its Form 10-Q for the period ended June 30, 2009:

The following table provides a rollforward of the amount related to credit losses recognized in earnings for which a portion of an OTTI was recognized in accumulated other comprehensive income for the 2009 second quarter and six months ended June 30, 2009:

(U.S. dollars in thousands)

Three Months Ended June 30, 2009:
Beginning balance at April 1, 2009	$57,256
Additions for the amount related to the credit loss for which an OTTI was not previously recognized	2,699
Additional increases to the amount related to the credit loss for which an OTTI was previously recognized	18,134
Reductions for increases in cash flows expected to be collected that are recognized over the remaining life of the security	—
Reductions for securities sold during the period (realized)	(2,381)
Ending balance at June 30, 2009	$75,708

Six Months Ended June 30, 2009:
Beginning balance at January 1, 2009	$35,474
Additions for the amount related to the credit loss for which an OTTI was not previously recognized	15,346
Additional increases to the amount related to the credit loss for which an OTTI was previously recognized	27,269
Reductions for increases in cash flows expected to be collected that are recognized over the remaining life of the security	—
Reductions for securities sold during the period (realized)	(2,381)
Ending balance at June 30, 2009	$75,708

7. Investment Information

Other-than-temporary impairments

2008 and 2009 first quarters, pages 20-22

13.       Please explain what you mean by “Of the $36.1 million related to credit losses, $21.8 million related to credit losses for which a portion of the OTTI was recognized in accumulated other comprehensive income while $14.3 million related to an investment for which the total OTTI was recognized in earnings, a portion was recorded in Other Comprehensive Income.” It appears based on your disclosure that all of the $36 million went through earnings.

The full paragraph from the Company’s Form 10-Q reads as follows: “For the 2009 first quarter, the Company recorded $93.0 million of OTTI of which $36.1 million was related to credit losses and recognized as net impairment losses recognized in earnings, with the remaining $56.9 million related to all other factors and recorded as an unrealized loss component of accumulated other comprehensive income. Of the $36.1 million related to credit losses, $21.8 million related to credit losses for which a portion of the OTTI was recognized in accumulated other comprehensive income while $14.3 million related to an investment for which the total OTTI was recognized in earnings (see description below).”

The first sentence notes that the Company incurred $93.0 million of OTTI of which $36.1 million related to credit losses. The second sentence provides a split of the $36.1 million between OTTI for which additional amounts (not disclosed but calculable from the first sentence) went through accumulated other comprehensive income and amounts for which all of the OTTI went through earnings. The second sentence was intended as a lead-in to the tabular rollforward on page 21 which only includes OTTI related to credit losses “for which a portion of an other-than-temporary impairment was recognized in other comprehensive income.” (FSP 115-2 paragraph 43).